AMENDMENT TO

INVESTMENT MANAGEMENT AGREEMENT

This Amendment, effective as of February 1, 2023, is to the Investment Management Agreement (the “Agreement”) made as of June 30, 2022, by and between FRANKLIN TEMPLETON ETF TRUST, a Delaware statutory trust (the “Trust”), on behalf of MARTIN CURRIE SUSTAINABLE INTERNATIONAL EQUITY ETF (the “Fund”), a series of the Trust, and FRANKLIN ADVISERS, INC., a California corporation (the “Manager”).

WITNESSETH:

WHEREAS, both the Manager and the Trust wish to amend Paragraph 4.A. of the Agreement.

            NOW, THEREFORE, in consideration of the foregoing premises, the parties hereto agree that Paragraph 4.A. of the Agreement is removed and replaced with the following:

A. For purposes of calculating such fee, the value of the net assets of the Fund shall be determined in the same manner that the Fund uses to compute the value of its net assets in connection with the determination of the net asset value of its shares, all as set forth more fully in the Fund’s current prospectus and statement of additional information. The rate of the management fee payable by the Fund shall be calculated daily at the annual rate of 0.59% of the value of its net assets.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed on January 27, 2023.

FRANKLIN TEMPLETON ETF TRUST on behalf of

MARTIN CURRIE SUSTAINABLE INTERNATIONAL EQUITY ETF

By: /s/ Navid J. Tofigh

Name: Navid J. Tofigh

Title: Vice President and Secretary

FRANKLIN ADVISERS, INC.

By: /s/ Patrick O’Connor

Name: Patrick O’Connor

Title: Senior Vice President